QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.2

Union Electric Company
Computation of Ratios of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

	3 Months Ended March 31, 2008	3 Months Ended March 31, 2007
Net income from continuing operations	$64,470	$33,249
Less—Income from equity investee	10,948	13,591
Add—Taxes based on income	29,112	9,037

Net income before income taxes and income from equity investee	82,634	28,695
Add—fixed charges:
Interest on long term debt(1)	43,289	50,846
Estimated interest cost within rental expense	739	558
Amortization of net debt premium, discount, and expenses	1,456	1,368

Total fixed charges	45,484	52,772

Earnings available for fixed charges	128,118	81,467

Ratio of earnings to fixed charges	2.81	1.54

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,485	1,485
Adjustment to pre-tax basis	671	404

	2,156	1,889

Combined fixed charges and preferred stock dividend requirements	$47,640	$54,661

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.68	1.49

(1)
Includes FIN 48 interest expense

QuickLinks

  Exhibit 12.2
Union Electric Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)